UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXTRACT OF ITEMS (4) AND (6) OF THE MINUTES OF THE 34th MEETING OF THE BOARD OF DIRECTORS, HELD ON SEPTEMBER 18, 2013

As secretary of the meeting of the Board of Directors, I hereby certify that items (4) and (6) of the Agenda of the Minutes of the 34th Meeting of the Board of Directors of Oi S.A., held on September 18, 2013, at 10:00 a.m. at Praia de Botafogo, No. 300, 11th floor, room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, read as follows:

“With respect to item (4) of the Agenda, Mr. Bayard presented a proposal for the Company’s distribution of interim dividends for 2013 in the amount of R$500,000,000.00 (five hundred million reais) in conformity with the new Shareholder Compensation Policy, approved by the Board of Directors on August 13, 2013. The dividends will be paid from the profit reserves recorded in the 2012 Annual Financial Statements, beginning on October 11, 2013, based on shareholder position as of September 27, 2013, in order that, beginning on September 30, 2013, shares will be traded ex-dividends. The Members of the Board of Directors approved this unanimously.”

“With respect to item (6) of the Agenda, Mr. Bayard presented a proposal to increase by R$600,000,000.00 (six hundred million reais) the Company’s and its subsidiaries previously approved limit of R$10,000,000,000.00 (ten billion reais) for the provision of guarantees (including, but not limited to, bank pledges and surety bonds) for judicial and/or administrative proceedings, the new limit being R$10,600,000,000.00 (ten billion six hundred million reais). Mr. Bayard stated that the proposal includes authorizations to sign contracts, insurance policies and general terms required for providing guarantees, as well as the concession of unsecured guarantees on the part of the Company, Telemar Norte Leste S.A. and/or TNL PCS S.A. in favor of their direct and/or indirect subsidiaries. The Members of the Board of Directors approved this unanimously. It was requested that at the next meeting of the Board of Directors there be a detailed presentation of amounts related to contingencies and a discussion of subjects and information related to their classification.”

A majority of members of the Board of Directors were present and signed the minutes: José Mauro M. Carneiro da Cunha; Antonio Cardoso dos Santos; Armando Galhardo N. Guerra Junior; Sergio Franklin Quintella; Rafael Cardoso Cordeiro; Fernando Magalhães Portella; José Valdir Ribeiro dos Reis; Cristiano Yazbek Pereira; Alexandre Jereissati Legey; Fernando Marques dos Santos; Carlos Augusto Borges; Shakhaf Wine; and Marcelo Almeida de Souza (Alternate).

Rio de Janeiro, September 18, 2013.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2013

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
	Name:	Bayard de Paoli Gontijo
	Title:	Chief Financial Officer